February 9, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
450 Fifth Street, N.W.
Washington, D.C. 20549-3628
Attention: Mellissa Campbell Duru, Esq.
Tier Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 20, 2009
File No. 1-33475
Ladies and Gentlemen:
     On behalf of Tier Technologies, Inc. (“Tier Technologies” or the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Preliminary Proxy Statement referenced above (the “Proxy Statement”). This Amendment No. 2 is being filed in response to a comment contained in a letter dated February 2, 2009 (the “Letter”) from Mellissa Campbell Duru, Esq., of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned, Keith S. Omsberg, Vice President, General Counsel, and Secretary of Tier Technologies. The comment in the Letter appears in italics, with the response following in straight text.
General
1.	We have reviewed the response provided in reply to prior comment 6. Please provide us with a brief legal analysis under the federal securities laws in support of the participants’ conclusion that the proxies named on the proxy card may cumulate votes in their discretion. Alternatively, revise the proxy statement and form of proxy to expressly solicit security holder approval for the use of such discretion. Refer to Rule 14a-4(b)(1) and Rule 14a-4(c) of Regulation 14A and Item 6(c)(4) of Schedule 14A.

Response:
     The Company believes that the approach taken in its Proxy Statement and proxy card is consistent with the federal securities laws and regulations, including Rule 14a-4 and Item 6(c) of Regulation 14A, and with the rationale behind those regulations when promulgated, as explained by the Commission in applicable releases under the Securities Exchange Act.
10780 Parkridge Blvd.  •  Suite 400  •  Reston, VA 20191  •  Ph: 571.382.1000  •  Fax: 571.382.1002
www.tier.com

Securities and Exchange Commission
February 9, 2009

     Rule 14a-4(b)(2) addresses the election of directors by means of proxy cards. Rule 14a-4(b)(2) provides:
A form of proxy which provides for the election of directors shall set forth the names of persons nominated for election as directors. Such form of proxy shall clearly provide any of the following means for security holders to withhold authority to vote for each nominee:
          (i) A box opposite the name of each nominee which may be marked to indicate that authority to vote for such nominee is withheld; or
          (ii) An instruction in bold-face type which indicates that the security holder may withhold authority to vote for any nominee by lining through or otherwise striking out the name of any nominee; or
          (iii) Designated blank spaces in which the security holder may enter the names of nominees with respect to whom the security holder chooses to withhold authority to vote; or
          (iv) Any other similar means, provided that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee.
Such form of proxy also may provide a means for the security holder to grant authority to vote for the nominees set forth, as a group, provided that there is a similar means for the security holder to withhold authority to vote for such group of nominees. Any such form of proxy which is executed by the security holder in such manner as not to withhold authority to vote for the election of any nominee shall be deemed to grant such authority, provided that the form of proxy so states in bold-face type.
     The Company’s form of proxy complies with this rule. Tier’s proxy card provides each stockholder a means to:
•	Withhold authority to vote for all of Tier’s nominees;

•	Withhold authority to vote for specific individuals among Tier’s nominees; or

•	Grant authority to vote for all of Tier’s nominees;
as well as a means to:
•	Give specific directions regarding how the proxy holders must cast that stockholder’s cumulative votes among Tier’s nominees (a box on the card provides space for the stockholder to give those directions).
Tier’s proxy card further states, in bold-face type, that in the absence of specific direction from stockholders, the shares will be voted cumulatively in the discretion of the proxy holders among the board’s nominees, except any nominees for whom the stockholder has withheld the authority to vote.

Securities and Exchange Commission
February 9, 2009

     The approach taken in Tier’s Proxy Statement and proxy card responds to the necessity for dealing with cumulative voting in an election of directors in which the Company’s charter and bylaws and applicable state law confer cumulative voting rights on the Company’s stockholders. This approach is consistent with the decisions reached by the Commission when it adopted Rule 14a-4(b)(2) and what is now Item 6(c) of Regulation 14A.
     When the Commission first proposed Rule 14a-4(b)(2) and Item 6(c) (at that time Item 5(c)), it considered whether the proxy rules should authorize the grant to proxy holders of discretionary authority to cumulate votes and if so, whether that discretionary authority should be restricted or made subject to various detailed specifications. The Commission ultimately rejected its originally proposed restrictions and detailed specifications, noting that “issuers presently can provide for such authority on the form of proxy if they desire to do so.” Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Release No. 34-16,356 (Nov. 21, 1979) (the “Adopting Release”).
     In the proposing release, the Commission stated:
[S]hareholders in certain corporations may have cumulative voting rights in an election of directors. The Commission recognizes that if there is a contest with respect to an election of directors in any such corporation, in order to fully reflect the intention of shareholders who vote, it may be necessary for the proxyholders, using their discretion, to cumulate and vote shares among the nominees who have not received negative votes. The Commission believes that it may be appropriate to provide that the grant of such authority to proxy-holders be made explicit. Therefore, proposed Rule 14a-4(b)(2) also provides that if security holders have cumulative voting rights, the form of proxy may provide a means for the security holder to grant discretionary authority to have his shares cumulated and voted for any nominees other than nominees the security holder has voted against....
Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Release No. 34-16,104 (Aug. 13, 1979) (the “Proposing Release”).
     The Commission further proposed a Rule 14a-4(b)(3) which, if adopted, would have prohibited a proxy card from conferring discretionary authority to vote with respect to any matter as to which the stockholder was afforded an opportunity to specify a choice and no specification was made, except pursuant to (a) specific authorization or (b) matters governed by Rule 14a-4(c) (none of whose various provisions appear to apply to the fact pattern of a contested election).

Securities and Exchange Commission
February 9, 2009

     Finally, the Commission proposed that:
If, as contemplated by proposed Rule 14a-4(b)(2), shareholders are furnished with a proxy card which permits them to vote for or against individual nominees, shareholders having cumulative voting rights may need additional information explaining the effect of cumulative voting on the election process. Therefore, the Commission is proposing for comment an amendment to item 5(c) of Schedule 14A which would add to the present provisions a requirement that such rights be briefly described. In addition, if discretionary authority to cumulate votes is solicited pursuant to the provisions of proposed Rule 14a-4(b)(2), the proxy statement would be required to indicate whether votes will be cast for any nominee or nominees in preference to others and, if so, in what manner.
Proposing Release (footnote omitted).
     The Commission decided not to adopt these portions of the proposed rules. In the Adopting Release, the Commission stated:
As proposed, rule 14a-4(b)(2) provided that, if security holders have cumulative voting rights, the form of proxy may provide a means for the security holder to grant discretionary authority to have one’s shares cumulated and voted for nominees other than nominees the security holder has voted against. This part of rule 14a-4(b)(2) has been eliminated. As the commentators correctly pointed out, this aspect of the rule was permissive in nature, and issuers presently can provide for such authority on the form of proxy if they desire to do so. . . .
Rule 14a-4(b)(3), as proposed, would have prohibited a form of proxy from conferring discretionary authority to vote with respect to any matter as to which the security holder is afforded an opportunity to specify a choice and no specification has been made. . . .
     The Commission did not adopt Rule 14a-4(b)(3). Instead, as the Adopting Release continued:
Rule 14a-4(b)(1), as amended, will continue to permit a proxy to confer discretionary authority with respect to matters as to which a choice is not specified, provided that the form of proxy states in bold-face type how it will be voted as to each matter. Rule 14a-4(b)(2), as amended, provides that such authority also exists with respect to the election of directors. . . .
     With respect to Item 5(c), the Adopting Release concluded:
Many commentators opposed the requirement that the proxy statement indicate whether votes will be cast for any nominees in preference to others and, if so, the manner of casting these votes, if discretionary authority to cumulate votes was solicited. These commentators were concerned that requiring an advance determination of exactly how shares will be cumulatively voted would unduly restrict management’s effectiveness and its ability to act at the meeting. Further, they stated this would not be in keeping with the express authority granted to management by shareholders. Some commentators also expressed concern that predetermining how shares will be cumulated would be needlessly divisive and of questionable relevance. Others believed that requiring a prior commitment to vote discretionary proxies in a particular order of preference might make it impossible to cumulate votes in the most efficient manner. . . .

Securities and Exchange Commission
February 9, 2009

The Commission recognizes that this requirement may present numerous problems. Accordingly, the revision of this proposed rule reflects elimination of the requirement that, where discretionary authority to cumulate votes is solicited, any preference among nominees be disclosed. The revised rule simply requires that, if discretionary authority to cumulate votes is solicited, that fact should be indicated.
     The Commission’s discussion is predicated on the understanding that, as the Proposing Release states, “it may be necessary for the proxyholders, using their discretion, to cumulate and vote shares among the nominees who have not received negative votes.” The Commission’s decision in the Adopting Release rests on the conclusion that proxy holders need considerable discretion in cumulating votes and that the various restrictions that would have been imposed by the proposed rules, including a specific box to check and disclosure as to specifically how the proxy holders intended to exercise their discretion, were neither necessary nor advisable. Rather, as the Commission observed, under the then-current rules, which did not require any of the specifics that were proposed but rejected by the Commission, “issuers presently can provide for such authority on the form of proxy . . . .”
     Tier’s approach to cumulative voting is also consistent with Item N.9 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (“Telephone Interpretation N.9”), which expressly contemplates the cumulation of votes among directors in the discretion of the proxy holders under Rule 14a-4. Telephone Interpretation N.9 states:
The authority to cumulate votes among directors, in the discretion of the proxy, need not be printed in bold-face type on the proxy card itself pursuant to Rule 14a-4(b)(1). There should, however, be appropriate disclosure of cumulative voting in the proxy statement.
Notwithstanding this interpretation, the Company has printed a statement with respect to discretionary authority in bold-face type on both sides of its proxy card. The Company has also explained cumulative voting in the Proxy Statement in the manner required by Item 6(c) of Regulation 14A, as explained in the Adopting Release.
     Because the portions of the Company’s Proxy Statement and proxy with respect to cumulative voting meet or exceed the requirements stated in Rule 14a-4, as explained in the Adopting Release, and Telephone Interpretation N.9, the Company believes its approach complies with the federal securities laws.
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Securities and Exchange Commission
February 9, 2009

     Please note that the proxy statement and form of proxy have been updated to reflect the unbundling of Proposal Three: Shareholder Proposal into two separate proposals. The proxy statement and form of proxy have also been updated to reflect, among other things, stylistic and formatting changes.
     As requested in your letter, we hereby acknowledge the following:
1.	Tier Technologies, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Tier Technologies, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you require additional information, please telephone either the undersigned at (571) 382-1029 or Michael Levitin of WilmerHale at (202) 663-6163.
Sincerely,
/s/ Keith S. Omsberg
Keith S. Omsberg
Vice President, General Counsel, and Secretary

cc:	Michael J. Levitin
(Wilmer Cutler Pickering Hale and Dorr LLP)